VIDEOLOCITY, INC.

                 AMENDED AND RESTATED 2000 STOCK INCENTIVE PLAN

                                    Recitals

         WHEREAS, Videolocity, Inc., formerly named Moviesonline, Inc. (the "Company"), adopted the Videolocity Inc. 2000 Stock Incentive Plan on October 1, 2000; and

         WHEREAS, on December 4, 2000, the Company was acquired by Videolocity International, Inc., formerly named Pine View Technologies, Inc. ("Video International"), pursuant to that certain Agreement and Plan of Reorganization, dated as of November 15, 2000, entered into among Video International, the Company, and Pine View Merger Co. (the "Reorganization Agreement"); and

         WHEREAS, the Reorganization Agreement provided that the Videolocity Inc. 2000 Stock Incentive Plan would be adopted and assumed by Video International effective on the closing date of the reorganization and that awards made under that plan would be changed from plan units convertible into shares of the Company's common stock to plan units convertible into shares of Video International common stock, with the number of shares issuable upon conversion being appropriately adjusted to take into account the exchange ratio of Video International shares for the Company's shares;

         NOW, THEREFORE, this Videolocity Inc. Amended and Restated 2000 Stock Incentive Plan amends and restates the Videolocity Inc. 2000 Stock Incentive Plan as necessary to give effect to the completion of the transactions contemplated by the Reorganization Agreement and the assumption and adoption of the Videolocity Inc. 2000 Stock Incentive Plan by Video International.

         1. Name of Plan. This plan shall be known as the "Videolocity, Inc. Amended and Restated 2000 Stock Incentive Plan" and is hereinafter referred to as the "Plan."

2. Purpose. The purpose of the Plan is to enable the Company to attract and retain qualified persons of the highest caliber to serve as key employees and consultants of the Company, and to align the financial interests of the Company's key employees and consultants with those of its shareholders by providing those key employees and consultants with a proprietary interest in the Company's performance and progress through the award of shares of Video International Common Stock from time to time.

3. Effective Date and Term. The Plan shall be effective as of October 1, 2000, and shall remain in effect for a period of five (5) years or until amended or terminated by action of the Board. The termination of the Plan shall not affect any outstanding awards made under the Plan.

4. Administration. The Company's Board of Directors (the "Board") shall be responsible for the implementation and administration of the Plan. The functions shall include, but not be limited to: (a) interpretation of the Plan (which interpretation shall be final and binding) and establishment of the rules and regulations governing Plan administration; (b) selection of Participants; and
(c) determination of the size of individual awards to Participants. In reaching its decisions, the Board of Directors shall consider recommendations made by Management. The Board of Directors may, in discharging its responsibilities under the Plan, delegate such duties to officers or other employees of the Company as it deems appropriate.


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5. Eligible Participants.  The Board shall select participants  ("Participants")
based on recommendations of the Company's management. Selection as a Participant shall be limited to those key employees and consultants of the Company who enter into employment or consulting agreements with the Company and who, by virtue of their positions, will have an impact on the overall profitability of the Company. No employee or consultant of the Company shall have any right to receive an award under the Plan and neither the existence of the Plan nor any action taken under the Plan shall be construed as giving any Participant any right to be retained in the employ of the Company. In addition to or in lieu of awards granted to key employees and consultants pursuant to this Plan, the Board of Directors may from time to time make grants and awards to key employees and consultants pursuant to other incentive compensation plans of the Company, if any.

6. Awards. All awards made under the Plan shall be in Plan Units. Each Plan Unit shall be convertible at the option of the Participant into one share of the $0.001 par value common stock of Video International (the "Common Stock"), the Company's parent, from and after the date the vesting requirements with respect to such Plan Unit have been satisfied. Each Participant shall be provided with a written notice of award at the time his or her participation in the Plan commences, which notice shall set forth: (i) the total number of Plan Units granted to such Participant; and (ii) the vesting schedule applicable to such Plan Units. Notwithstanding the foregoing, however, if Plan Units are held by a Participant who is an officer or director of the Company and is subject to
Section 16(b) of the Exchange Act, and if the conversion of the Plan Units and subsequent sale of all or any portion of the Common Stock issuable upon conversion of the Plan Units would not constitute an exempt transaction under
Section 16b, the Board may prohibit the Participant from converting such Plan Units to Common Stock until such time as the conversion and subsequent sale would constitute an exempt transaction under Section 16b.

7. Share Certificates; Voting and Other Rights. The certificates for shares of Common Stock delivered to a Participant shall be issued in the name of the Participant and the Participant shall thereafter be entitled to all rights of a shareholder of the Company with respect to the shares issued in his or her name.

8. Termination of Employment. If a Participant=s employment with the Company terminates prior to the expiration of his or her employment or consulting agreement with the Company (such date of termination of employment being referred to herein as the "Termination Date"), the Plan Units remaining unvested on the Termination Date (the "Unvested Plan Units") shall be treated in the manner provided below. Any terms used but not defined herein shall have meanings ascribed to them in the Participant's employment or consulting agreement with the Company.

                      (a) If the termination of the Participant's employment is for termination "Without Cause" by the Company or termination for "Good Reason" by the Participant, all Unvested Plan Units shall immediately vest in the Participant effective as of the Termination Date.

                      (b) If the termination of the Participant's employment is due to death or disability or the Participant, all
                      Unvested Plan Units shall immediately vest in the Participant effective as of the Termination Date.

                      (c) If the termination of the Participant's employment is for "Cause" by the Company, or other than for "Good Reason," death, or disability by the Participant, all Unvested Plan Units shall be forfeited, unless otherwise determined by the Board of Directors.

 9. Amendment, Suspension or Termination of the Plan. The Board may at any time amend, suspend, or terminate the Plan, except that the Board may not terminate or change the material terms of any award previously made to a Participant without the prior written consent of such Participant.


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10.  Non-Assignment of Rights. A Participant=s Plan Units may not be assigned or transferred, and are not subject to attachment, garnishment, execution, or other creditor=s processes. In the event of a Participant=s death, the issuance of shares the Company's Common Stock upon conversion of vested Plan Units, if any, shall be made to the Participant=s designated beneficiary, or estate in the absence of a surviving beneficiary.

11. Cost of the Plan. The expenses incurred in administering the Plan shall be borne by the Company.

12. General Restrictions. Notwithstanding any other provision of the Plan, the Company shall not be required to issue or deliver any certificate or certificates for shares of Common Stock under the Plan, and no Plan Units shall be deemed to have vested, prior to fulfillment of all of the following conditions:

         (i) Obtaining any registration or other qualification of such shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Board shall, in its absolute discretion upon the advice of counsel, shall deem necessary or advisable;

         (ii) Obtaining any other consent, approval, or permit from any state or federal governmental agency which the Board shall, in its absolute discretion after receiving the advice of counsel, shall determine to be necessary or advisable; and

         (iii) The receipt, prior to the issuance or delivery of any shares of Common Stock pursuant to the Plan, of payment or satisfactory arrangement for payment by a Participant of any taxes required by law with respect to the issuance or delivery of such shares.

13. Shares Available. Subject to Section 14 below, the maximum number of shares of Common Stock, which may be issued pursuant to the Plan, is 10,000,000.

14. Change in Capital Structure. In the event of any change in the Common Stock by reason of any stock dividend, stock split, combination of shares, exchange of shares, reclassification, recapi talization, merger, consolidation or other change in capitalization, appropriate adjustment shall be made by the Board in the number and kind of Plan Units and shares of Common Stock subject to the Plan and any other relevant provisions of the Plan, whose determination shall be binding and conclu sive on all persons.

15. Governing Law. The Plan and all actions taken hereunder shall be governed by and construed in accordance with the laws of the State of Nevada.


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